Ecopetrol S.A. obtains authorization to carry out a debt management transaction of up to USD 1.25 billion

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” and together with its subsidiaries, the “Ecopetrol Group”) hereby reports that, as part of its comprehensive debt management strategy, through Resolution No. 0666 dated April 1, 2026, the Ministry of Finance and Public Credit (“MHCP”) authorized the execution of a loan of up to USD 1.25 billion.

The lenders participating in the loan are: Banco Bilbao Vizcaya Argentaria, S.A. New York Branch (USD 350 million), Bank of America, N.A. (USD 350 million), JP Morgan Chase Bank, N.A. (USD 350 million), and Bank of China Limited – Panama Branch (USD 200 million). The term of the loan will be five (5) years as from the execution date of the agreement, repayable in four (4) equal installments and bearing a floating interest rate indexed to the SOFR rate, under the terms previously agreed with the lenders.

This loan was authorized within the framework of a request submitted by Ecopetrol to execute an external public debt management. The transaction involves: (i) repayment of the USD 1.2 billion loan authorized by the MHCP under Resolution No. 0652 dated March 20, 2024, originally entered into for the acquisition of Ecopetrol’s ownership interest in Interconexión Eléctrica S.A. E.S.P; and (ii) repayment of USD 50 million of the outstanding balance of the USD 500 million loan authorized by the MHCP under Resolution No. 0910 dated April 25, 2025.

The MHCP has reviewed and authorized the terms of the loan agreement, which includes customary borrower events of default, such as failure to pay principal or interest, potential impairment of the borrower’s payment capacity, impairment of the integrity of its financial information, and breach of covenants. If any such event occurs, the lenders may demand early repayment of the debt, following the procedure set forth in the agreement. The agreement also provides Ecopetrol with the right to seek recourse against the lenders if they fail to disburse funds as required. The agreement is governed by the laws of the State of New York.

The terms of this agreement demonstrate the international financial sector's support for and confidence in the Ecopetrol Group’s strategy to reduce debt costs and optimize its maturity profile.

All required internal procedures and approvals were completed by Ecopetrol prior to executing the loan.

Bogota D.C., April 1, 2026

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co